Filed Pursuant To Rule 433
Registration No. 333-153150
March 4, 2009
Full year and fourth quarter 2008
EXECUTIVE SUMMARY
•	Gold demand, in tonnage terms, remained strong in Q4 2008 although it was unable to sustain the record highs seen in Q3. Total identifiable demand was up 214.7 tonnes (26%) on the levels of Q4 2007. In $US value terms, this represented a 27% rise to $26.5bn. Extreme levels of economic uncertainty continued to underpin investment flows, but this was partly offset by weaker jewellery and industrial demand.
•	Total identifiable demand during 2008 was up 4% on the levels of the previous year. A very strong second half of the year, which was underpinned by high levels of net investment, more than offset any weakness in the first half.
•	The gold price averaged $US794.76 during Q4, broadly on par with Q4 2007. Over the year as a whole, the gold price averaged $US871.96, up 25% from $US695.39 in 2007.
•	The biggest source of growth in demand for gold, both last quarter and during the year as a whole, was investment. Identifiable investment demand reached 399.0 tonnes in Q4, up from 141.4 tonnes in Q4 2007, a rise of 182%. Demand in 2008 was 64% higher than in 2007, equivalent to an additional inflow of $US15.2bn. Taking into account implied investment, which includes the more speculative side of the gold market, total investment was $US10.1bn higher than in 2007.
•	Partly offsetting the surge in investment demand in Q4 was a fall in jewellery off-take, with tonnage down 6% on the levels of a year earlier. In $US value terms, the fall was slightly smaller at 4%. Over the course of the year as a whole, jewellery demand rose 11% in $US value terms, an encouraging result given the severity of the economic downturn.
•	On the investment side, the main driver of flows was net retail investment, which rose 396% from 61.4 tonnes in Q4 2007 to 304.2 tonnes in Q4 2008. Over the year as a whole, the growth rate was 87%. Bar and coin shortages were reported across many parts of the globe, although the most dramatic surge was in Europe, where bar and coin demand increased from just 9.0 tonnes in Q4 2007 to 113.7 tonnes in Q4 2008.
•	ETF holdings broke new records during the quarter. Although the net quarterly inflow was down on the levels of the previous quarter, the growth rate on Q4 2007 was a strong 18%.
•	The worsening in economic conditions continued to impact negatively on jewellery demand in Q4. Several countries experienced record highs in the gold price in local currency terms, including India and Turkey, which added to the negative sentiment.

•	Most regions experienced a decline in jewellery demand in tonnage terms relative to Q4 2007. Among the exceptions were India, Egypt and Greater China. Tonnage in India increased by 107%, although this growth rate was boosted by a very weak Q4 2007. China, Hong Kong, Taiwan and Egypt enjoyed growth in jewellery demand of 10%, 12%, 2% and 4% respectively.
•	Industrial and dental demand declined 10% relative to year-earlier levels. The electronics sector, in particular, has been hit hard by the slowing in the global economy.
•	Gold supply in Q4 was up 5% relative to year-earlier levels and year-on-year, declined 1%. Lower net central bank sales were partly offset by slightly higher mine production, reduced levels of producer de-hedging and sharply higher levels of scrap. Net central bank sales in 2008 totalled 279 tonnes, down from 485 tonnes in 2007.
Outlook
The extreme uncertainty that currently surrounds the global economy is unlikely to abate and should continue to underpin net investment demand, particularly demand for bars and coins. However, we expect this to be partly offset by ongoing weakness in both industrial and jewellery demand.
The extent of the weakness in jewellery demand partly depends on the gold price. While western markets are expected to continue to struggle, dips in the gold price could trigger bouts of buying in some non-western markets, similar to what was seen in both Q3 and Q4. This buying is likely to be centred in those countries where the investment element of the jewellery sector is strongest.
The constraints surrounding mine output are unlikely to ease, and in fact, have the potential to worsen as credit conditions continue to cause problems for some miners and explorers. Furthermore, net selling by the central bank sector should remain at relatively low levels. However, as we saw in Q4, much will depend on the direction of the gold price and the scrap response. Continued high levels of the gold price could see scrap levels increase further.
Source: GFMS, WGC
The figures used in this report
The supply and demand data in this report are based on tonnage figures compiled independently for the WGC by GFMS Ltd. Any information from alternative sources is clearly indicated. Value figures for demand and supply are calculated by WGC from the GFMS data.
We are sometimes asked why we comment on value figures for demand as well as tonnage instead of just relying on tonnage figures, as is more common in most commodity markets. There are two main reasons for this. First, over 85% of demand is discretionary spending either on a consumer product (jewellery) or as an investment. In both these markets it is customary to comment on value figures. Second, since demand (as statistically defined) has to equal supply, changes in demand can simply reflect growth or contraction in the supply of gold to the market and are thus a poor guide to consumers’ or investors’ appetite for gold. Commenting on both value and on tonnage provides a more holistic picture. For global or regional value figures, the US dollar is used as the measure. Apart from the fact that it is the world’s major currency, most of gold’s main markets are in countries whose currencies are either linked, tightly or loosely, to the dollar or where exchange rates against the dollar do not normally change greatly from year to year, other than in line with inflation differentials. The use of the US dollar is thus appropriate.
Not all investment flows can be measured and those that cannot be are proxied by the statistical residual from the supply and demand balance, known as “inferred investment”; this contains stock movements and other elements but it is usually dominated by those investment flows not susceptible to statistical capture.

FEBRUARY 2009	2

DEMAND
Table 1: Identifiable gold demand1 (tonnes)

				% ch						% ch
				2008 vs						Q4’08 vs
	2006	2007	2008[2]	2007	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08[2]	Q4’07

Jewellery Consumption	2284.8	2400.6	2137.5	-11	570.3	443.0	504.0	651.6	538.9	-6

Industrial & Dental	459.4	461.2	430.4	-7	110.1	111.1	112.2	108.4	98.6	-10
Electronics	307.9	310.6	289.7	-7	74.9	75.9	76.5	73.3	63.9	-15
Other Industrial	90.8	92.8	86.7	-7	21.1	21.2	22.1	22.0	21.5	2
Dentistry	60.7	57.8	54.0	-7	14.1	14.0	13.6	13.2	13.2	-7

Identifiable Investment	664.7	663.7	1090.7	64	141.4	153.7	139.4	398.6	399.0	182
Net Retail Investment	404.5	410.3	769.3	87	61.4	81.0	135.4	248.6	304.2	396
Bar Hoarding	235.3	236.3	378.2	60	30.2	46.6	88.4	116.6	126.6	318
Official Coins	128.9	137.0	197.7	44	22.4	29.5	36.6	63.8	67.9	203
Medals/Imitation Coins	59.4	72.6	60.5	-17	8.4	9.7	12.4	21.2	17.2	105
Other Identified Retail Invest.[3]	-19.0	-35.6	132.8	—	0.3	-4.8	-2.0	47.0	92.6	—
ETFs & Similar Products[4]	260.2	253.3	321.4	27	80.0	72.7	4.0	150.0	94.7	18

Total Identifiable Demand	3408.9	3525.5	3658.6	4	821.8	707.8	755.6	1158.6	1036.5	26

London pm fix, $US/oz	603.77	695.39	871.96	25	786.25	924.83	896.29	871.60	794.76	1

Source: GFMS. 1. Identifiable end-use consumption excluding central banks. 2. Provisional. 3. “Other retail” excludes bar and primary coin offtake; it represents mainly activity in North America and Western Europe. 4. Exchange Traded Funds and similar products including: Gold Bullion Securities, Gold Bullion Securities (Australia), SPDR Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities, XETRA-GOLD, Central Fund of Canada and Central Gold Trust.
Table 2: Identifiable gold demand1 ($USm)

				% ch						% ch
				2008 vs						Q4’08 vs
	2006	2007	2008[2]	2007	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08[2]	Q4’07

Jewellery Consumption	44,510	53,605	59,727	11	14,416	13,173	14,524	18,259	13,770	-4

Industrial & Dental	8,929	10,298	12,095	17	2,784	3,303	3,233	3,039	2,520	-9
Electronics	5,985	6,939	8,150	17	1,892	2,257	2,205	2,055	1,633	-14
Other Industrial	1,765	2,069	2,431	18	534	629	637	615	551	3
Dentistry	1,179	1,290	1,514	17	358	418	391	369	336	-6

Identifiable Investment	12,820	14,796	29,952	102	3,574	4,571	4,017	11,170	10,194	185
Net Retail Investment	7,878	9,017	21,052	133	1,551	2,409	3,902	6,967	7,774	401
Bar Hoarding	4,591	5,171	10,435	102	765	1,385	2,548	3,269	3,234	323
Official Coins	2,505	3,020	5,453	81	567	877	1,054	1,787	1,734	206
Medals/Imitation Coins	1,158	1,586	1,680	6	212	289	358	595	439	107
Other Identified Retail Invest.[3]	-376	-759	3,484	—	7	-142	-57	1,316	2,367	—
ETFs & Similar Products[4]	4,943	5,778	8,900	54	2,023	2,161	115	4,203	2,421	20

Total Identifiable Demand	66,259	78,699	101,774	29	20,774	21,047	21,774	32,468	26,485	27

Source: WGC calculations based on data from GFMS. 1. Identifiable end-use consumption excluding central banks. This table was formerly called “End-use gold demand”. 2. Provisional. 3. “Other retail” excludes bar and primary coin offtake; it represents mainly activity in North America and Western Europe. 4. Exchange Traded Funds and similar products including: Gold Bullion Securities, Gold Bullion Securities (Australia), SPDR Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities, XETRA-GOLD, Central Fund of Canada and Central Gold Trust.

FEBRUARY 2009	3

Jewellery
Gold jewellery demand declined during the fourth quarter as the global economic crisis began to bite and prices continued to fluctuate around relatively high levels. Total tonnage off-take, at 538.9 tonnes, was down 6% on Q4 2007, while the year-on-year decline was a more marked 11%. Meanwhile, the $US value measure of demand reveals that Q4 demand of $US13.8bn was 4% below year-earlier levels, with the result that 2008 annual demand – at $US59.7bn – was 11% higher than 2007 levels.
The main factor affecting jewellery demand was the difficult economic environment that has taken hold in most countries. Consumers are facing issues such as rising unemployment and falling house prices and stock markets and are focusing their spending decisions on necessities. Once again however, it is worthy of comment that the value measure of jewellery demand confirms that spending on gold jewellery remains relatively robust. Although the severity of the economic climate took its toll in the fourth quarter, for calendar 2008 the primary value of gold jewellery demand increased by $US6.1bn.
Movements in the price of gold were also a key factor in quashing demand. Although the gold price dipped sharply in October, it soon recovered lost ground and this higher price level, together with a rise in volatility, discouraged purchases in many of the more price-sensitive markets. In contrast however, some markets, e.g. mainland China, Russia and the Middle East, benefited from elevated levels of investment-related demand for gold jewellery, as the intrinsic value of gold lent a stronger investment perspective to jewellery purchases.
A country-by-country breakdown of Q4 and calendar 2008 (tables 5 and 6) reveals that by no means did jewellery demand suffer a blanket decline across all markets. A number of countries were notable for their resilience, particularly Egypt, mainland China and Russia, although the rises in jewellery off-take in these markets were insufficient to fully offset the weakness seen in, most notably, the USA, Europe and Turkey.
India, the largest market for gold jewellery, experienced a strong resurgence during the fourth quarter, with demand more than double year-earlier levels as a sharp drop in the gold price coincided with the key gold-buying Diwali festival. However, the comparison is distorted somewhat by the fact that demand in Q4 2007, a time when prices were rocketing, was particularly weak. For the year as a whole, demand declined by 15%, largely on the back of the relatively high and volatile gold price, although in local currency terms the value of annual demand was 12% higher than 2007.

FEBRUARY 2009	4

With the exception of Egypt, the Middle East region was similarly affected by the high and unstable gold price that characterised much of 2008, as well as the burgeoning global economic crisis that gathered pace during the year. As with other regions, a rise in investment off-take in reaction to these developments to some extent counteracted the fall-off in jewellery demand. Saudi Arabia, the UAE and the Other Gulf group of countries all experienced a decline in Q4 jewellery demand of more than 10% as high prices and lower tourist numbers discouraged jewellery purchases. Egypt was alone in recording a positive result for both Q4 and calendar 2008 jewellery demand, up 4% and 10% respectively as the jewellery sector appeared to benefit from investment-related demand.
Jewellery demand in Turkey in Q4 was slightly less than half the levels of a year earlier, due largely to a sharp depreciation in the value of the New Turkish Lira, which drove the local currency price of gold to record highs and triggered a surge in scrap gold coming back into the market. Another highly price-sensitive market, Turkey has been one of the main casualties of the activity in the gold price throughout the year, with demand down 19% year-on-year. Demand as measured by local currency value was considerably more resilient however, up 2%.
The Greater China region provided one of the positive stories for gold jewellery demand in 2008, particularly mainland China where purchases of 24-carat gold accelerated, again emphasising the investment aspect of gold jewellery buying. Tonnage off-take rose by 10% and 8% in Q4 2008 and calendar 2008 respectively, the latter equivalent to a 24% year-on-year increase in RMB spending on 2007. Demand in Hong Kong benefited from the peak wedding season, which pushed up demand by 12% during Q4, although the year-on-year rise was a more muted 3% as consumers exercised caution at a time of deteriorating economic conditions. In Taiwan, a 2% rise in Q4 tonnage off-take was insufficient to offset the weakness seen earlier in the year and 2008 demand fell 17%.
Elsewhere in Asia, Q4 jewellery demand suffered as concerns over the economic climate weighed on sentiment. Japan, Indonesia and Vietnam all experienced declines in the region of 10-15%. The calendar year comparison was slightly more positive, with Japan and Vietnam 8% lower while Indonesia managed a 1% increase.
Jewellery demand in western markets was particularly subdued. Tonnage off-take in the US posted declines of more than 30% for both Q4 and calendar 2008 as worsening economic conditions discouraged purchases of luxury items. Tellingly, the US market experienced one of the larger surges in investment demand as the factors suppressing jewellery purchases served to highlight the investment appeal of gold.
Demand in the UK was particularly weak, falling by 31% in Q4 relative to year-earlier levels as the economic downturn intensified. In £ value terms, spending was 9% lower in Q4 2008 than a year earlier, although the full year comparison is more or less flat, with spending decreasing by a marginal 2% to £550mn. In Italy, jewellery off-take was down by around 15% in both Q4 and 2008 comparisons as the onset of recession stifled demand. The value measure of gold was relatively stable, recording a marginal 1% increase over 2007 to €968mn.
Russian consumers maintained their year-earlier levels of demand in Q4 2008 and tonnage was broadly flat at around 28.6 tonnes. On a yearly basis, the volume of demand was 12% higher than in 2007 as the Russian economy was relatively resilient to the global economic downturn for much of the year. In $US value terms, annual demand posted an impressive 41% rise.
The key factors affecting gold jewellery demand in 2008 — the adverse economic environment and volatile prices — are likely to remain dominant themes in the months ahead. The intensifying global slowdown has implications for investment demand for gold, which in turn is likely to have some bearing on the price level. However, the jewellery sector should continue to be cushioned by

FEBRUARY 2009	5

an over-spill of investment demand, and any significant dips in the price level are expected to release some pent up demand.
Industrial and dental
Gold demand for industrial and dental applications fell 10% to 98.6 tonnes in Q4 2008 relative to year-earlier levels. Electronics demand was profoundly affected by the global economic slowdown and subsequent lack of confidence across the supply chain, slipping 15%. Elsewhere, the other industrial and decorative sector recorded a modest 2% increase on the back of a significant rise in Indian off-take, while gold used in dental applications continued its secular decline, falling 7%.
Looking more closely at the electronics sector reveals an industry that, for the most part, is currently undergoing a crisis on the back of steadily deteriorating economic conditions. The decline of 15% relative to year-earlier levels took tonnage to its lowest level since Q4 2004. Waning consumer spending resulted in sharp declines in both production and exports from the world’s largest producers. Indeed, Japan, which dominates this sector, was the hardest hit, declining 20%. Almost all of the gains seen in Japan since 2005 have now been eroded, with the full year decline of 11% a true reflection of the economic environment. Similarly, South Korea, the United States and Taiwan all registered double-digit declines relative to Q4 2007 as exports and domestic consumption fell heavily. In an attempt to keep up with the nosedive in demand, manufacturers across all regions slashed inventories, cut production and introduced massive layoffs across the sector in scenes not witnessed since the dot com bubble burst in 2001.
Memory (DRAM) chip manufacturers continued to register large losses. Oversupply and rapidly declining electronics demand have pushed chip prices to levels that are often lower than their production costs. The rapid expansion of this sector in recent years has come at a significant cost to the industry, with the glut of low priced inventory leading to an oversupply and stagnation of the demand pipeline. The top eight DRAM makers globally have lost almost $US8 billion since 2007 and, according to market researcher iSuppli Corp, this is expected to exceed $US11 billion by the end of 2009. Indeed, market reports suggest that the first quarter of 2009 is unlikely to see any noticeable improvement as worsening economic conditions and future uncertainty continue to rein in consumers’ appetite for spending.
Demand from the other industrial and decorative segment was relatively stable in Q4, increasing by less than 2% relative to year-earlier levels. The modest rise, overwhelmingly due to a sharp 35% increase in Indian off-take, offset declines across most other countries in this sector. Importantly, the significant rise in Indian demand reflects an extremely low off-take number in Q4 2007 (when the gold price first breached $US900) rather than any indication of a recovery in this sector, with Q4 volumes down by 9% relative to Q3. To this end, there has been some level of acceptance of higher price levels, although volatility remains a clear obstacle in encouraging consumer activity. Elsewhere, global economic weakness and the subsequent slowdown in consumer spending were the primary reasons for a fall in demand, with China, South Korea and the United States all recording double-digit declines. In contrast, Italy recorded a 6% rise relative to year-earlier levels as a result of increased GPC (gold potassium cyanide) production, much of which is used in the electro-forming of jewellery (a process geared to producing low weight jewellery items) and in the plating of accessories.
Lastly, gold used in dental applications is estimated to have declined 7% relative to Q4 2007 as ongoing substitution to more affordable and cosmetically pleasing applications continued to limit the use of the precious metal. Modest falls in off-take were recorded across most countries, with Japan and Switzerland leading the decline. Off-take for calendar 2008 slipped 7% relative to 2007, taking it to probably the lowest level since the start of the GFMS’ series in 1968.
Investment
Total identifiable investment in gold (excluding ‘inferred investment’) during Q4 2008 totalled 399.0 tonnes, broadly matching the high levels reached in Q3. Once again, the inflows were driven by gold’s safe haven qualities as investors sought refuge from the extreme uncertainty surrounding the global economy and financial sector. Relative to Q4 2007, identifiable investment was up an impressive 182% and over the year as a whole, the growth rate was 64%. In $US value terms, this represented more than a doubling from $14.8bn to $30.0bn — an increase of $15.2bn.
Net retail investment drove the result, rising from 61.4 tonnes in Q4 2007 to 304.2 tonnes in Q4 2008 (an astonishing 243 tonnes or 396%) and accounting for 94% of the tonnage increase in identifiable investment. Net investment in Exchange Traded Funds (ETFs) and similar products also made a notable contribution to the increase in investor inflows, up 18% or 15 tonnes.
All components of net retail investment recorded extremely strong growth. Bar hoarding, which largely covers the non-western markets, increased from 30.2 tonnes in Q4 2007 to 126.6 tonnes in Q4 2008, a rise of 318%. Official coins also enjoyed impressive growth, more than tripling from 22.4 tonnes to 67.9 tonnes. However, the highlight of the quarter was the 92.3 tonne improvement in “other identified retail investment” to 92.6 tonnes from just 0.3

FEBRUARY 2009	6

Table 3: Investment demand (tonnes except where specified)

				% ch						% ch
				2008 vs						Q4’08 vs
	2006	2007	2008	2007	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08[1]	Q4’07

Identifiable Investment	664.7	663.7	1090.7	64	141.4	153.7	139.4	398.6	399.0	182

Net Retail Investment	404.5	410.3	769.3	87	61.4	81.0	135.4	248.6	304.2	396
Bar Hoarding	235.3	236.3	378.2	60	30.2	46.6	88.4	116.6	126.6	318
Official Coin	128.9	137.0	197.7	44	22.4	29.5	36.6	63.8	67.9	203
Medals/Imitation Coin	59.4	72.6	60.5	-17	8.4	9.7	12.4	21.2	17.2	105
Other Identified Retail Invest.[2]	-19.0	-35.6	132.8	—	0.3	-4.8	-2.0	47.0	92.6	—
ETFs & Similar Products[3]	260.2	253.3	321.4	27	80.0	72.7	4.0	150.0	94.7	18

“Inferred Investment”[4]	165.2	-37.7	-190.5	—	192.3	104.3	53.0	-354.7	7.0	-96

“Total” Investment	829.9	626.0	900.2	44	333.7	258.0	192.4	43.9	405.9	22

“Total Investment, $USm	16,135	14,727	24,816	69	8,435	7,671	5,544	1,230	10,372	23

Source: GFMS. Data in this table are consistent with those published by GFMS but adapted to WGC’s presentation and take account of the additional demand data now available. The “inferred investment” figure differs from the “implied net (dis)investment” figure in GFMS’ supply and demand table as it excludes “ETFs and similar” and “other retail investment”. 1. Provisional. 2. “Other retail” excludes bar and primary coin offtake; it represents mainly activity in North America and Western Europe. 3. Exchange Traded Funds and similar products including: Gold Bullion Securities, Gold Bullion Securities (Australia), SPDR Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities, XETRA-GOLD, Central Fund of Canada and Central Gold Trust. 4. This is the residual from combining all the other data in the table. It includes institutional investment other than ETFs & similar, stock movements and other elements as well as any residual error. In previous editions of GDT it was referred to as the “balance”.
tonnes. This category reflects the impact of “western” investor activity in the secondary retail investment market, predominantly Europe and North America i.e. it includes western demand for bars and secondary demand for official coins.
These dramatic retail investment inflows reflect the extreme uncertainty that surrounds the global economy and financial system. In an environment where investors are more concerned about the loss of capital than they are about the return on capital, the absence of default risk or counterparty risk has been a key attraction for gold.
Tables 5 and 6 on pages 11 and 13 respectively highlight the regions where these retail investor inflows occurred. The biggest contribution in tonnage terms came from Europe, with demand surging from just 9.0 tonnes in Q4 2007 to 113.7 tonnes in Q4 2008. The growth was driven by Germany, Switzerland and Austria, which contributed a significant proportion of the rise in the other Europe category. Notably, France stayed in net positive territory for the second consecutive quarter — Q3 2008 represented the first positive net inflow since the early 1980s. The US was another strong area of growth among western markets, rising to 34.8 tonnes from 7.3 tonnes a year earlier. These countries are all captured in the “other identified retail investment” category.
In the bar hoarding category (mainly non-western markets), Japan and Thailand led the way, although China and India also experienced significant tonnage increases. Several other countries, in particular Saudi Arabia and Egypt, experienced extremely strong growth rates although the volume increases were relatively small in absolute terms. Notably, Japan’s 20 tonne inflow in Q4 2008 was the first positive quarterly inflow in three years and represented a marked turnaround from the 20 tonne net outflow seen a year earlier.
It is therefore clear that growth in net retail investment was geographically widespread. In fact, only two countries failed to record positive growth — Hong Kong and Turkey. While the volume decline in Hong Kong was extremely small, the decline in Turkey was more notable, falling to just 1 tonne from 4.6 tonnes a year earlier. The sharp depreciation in the New Turkish Lira, which coincided with a rise in the $US gold price, was the main reason behind the weakness.
The other component of identifiable investment demand, ETFs and similar products, experienced a net inflow of 94.7 tonnes in Q4. While this is well below the 150.0 tonnes seen the previous quarter, it nevertheless represents a significant 18% increase on the levels of a year earlier. Of the gold ETFs that we monitor, holdings repeatedly broke new records during the quarter, and continued to do so during January.

FEBRUARY 2009	7

January’s rise in ETF holdings was notable as it occurred during a time of US dollar strength and commodity price weakness. Gold’s negative correlation with the US dollar is well known and the weakening of this relationship reflects the magnitude of the safe haven effect. New records in ETF holdings were reached in the second half of January even as the gold price rose above $US900/ oz.
A significant change relative to Q3 2008 was the move from a significant net outflow in the “inferred investment” category to a small net inflow. Inferred investment is the balancing item in the supply and demand table, and includes the more speculative side of institutional flows (other than ETFs) and changes in inventories. The significant outflow during Q3 reflected several key factors: the rise in the US dollar and unwinding of long gold/short dollar positions; the decline in commodity indices and a liquidation of commodity index tracking vehicles; and the effects of selling by leveraged institutions as they were forced to raise cash in the face of margin calls and massive redemptions. Gold provided access to much needed funds during this period. While these liquidations continued into the early part of Q4, they abated during November. In fact, the second half of Q4 was characterised by the return of net buying in the more speculative side of investor activity.
The December quarter was notable for an aversion to risk by investors. This supported firstly a move from the more speculative side of the gold market into ETFs and secondly, a shift from both into physical bars and coins.
Combining identifiable investment (largely investors with a medium and long term focus) with inferred investment (largely investors with a more speculative focus) gives us total investment flows. In Q4 2008, total investment was up 22% on the levels of Q4 2007. For the year as a whole, total investment was up 44%, equivalent to a 69% rise in $US value terms from $14.7bn to $24.8bn. These investment flows help explain why the gold price rose 25% from an average of $US695/ oz in 2007 to $US872 in 2008.
Notably, the annual increase in identifiable investment (which excludes speculative flows) exceeded that of total investment (which includes them). It is also clear that while those speculative flows were reasonably volatile on a quarter-to quarter basis, the main source of total investment flows during the quarter were, in fact, investors with a medium to longer term focus.

FEBRUARY 2009	8

SUPPLY
Table 4: Gold supply and demand (WGC presentation)
Note: jewellery data in this table refer to fabrication not consumption and quarterly data differ from the data in Tables 1 and 2.

				% ch						% ch
				2008 vs						Q4’08 vs
	2006	2007	2008	2007	Q4’07	Q1’08	Q2’08	Q3’08	Q4’08[1]	Q4’07

Supply
Mine Production	2,486	2,473	2,407	-3	630	550	589	634	634	1
Net Producer Hedging	-410	-447	-363	—	-74	-128	-126	-63	-46	—
Total Mine Supply	2,076	2,026	2,044	1	557	422	463	570	588	6
Official Sector Sales[2]	370	485	279	-42	97	80	86	42	71	-27
Old Gold Scrap	1,129	977	1,146	17	277	339	275	211	320	15
Total Supply	3,574	3,488	3,468	-1	931	841	824	824	980	5

Demand
Fabrication
Jewellery	2,285	2,401	2,138	-11	488	472	519	672	475	-3
Industrial & Dental	459	461	430	-7	110	111	112	108	99	-10
Sub-Total Above Fabrication	2,744	2,862	2,568	-10	598	583	632	780	574	-4
Bar & Coin Retail Investment[3]	424	446	636	43	61	86	137	202	212	247
Other Retail Investment	-19	-36	133	—	0	-5	-2	47	93	—
ETFs & similar	260	253	321	27	80	73	4	150	95	18
Total Demand	3,409	3,526	3,659	4	739	736	771	1,179	973	32

“Inferred Investment”[4]	165	-38	-191	—	192	104	53	-355	7	-96

London PM Fix ($US/oz)	603.77	695.39	871.96	25	786.25	924.83	896.29	871.60	794.76	1

Source: GFMS. Data in this table are consistent with those published by GFMS but adapted to the WGC’s presentation and take account of the additional demand data now available. The “inferred investment” figure differs from the “implied net (dis)investment” figure in GFMS’ supply and demand table as it excludes “ETFs and similar” and “other retail investment”. 1. Provisional. 2. Excluding any delta hedging of central bank options. 3. Equal to net retail investment from Table 1 less the ‘other identified retail investment’ category. 4. This is the residual from combining all the other data in the table. It includes institutional investment other than ETFs & similar, stock movements and other elements as well as any residual error. In previous editions of GDT it was referred to as the “balance”.
At 980 tonnes, total supply in Q4 was up 19% on the previous quarter and 5% on year-earlier levels. The main driver of the rise relative to Q3 2008 was higher scrap, however the increase relative to year-earlier levels represented a broader set of influences, including higher scrap levels, lower levels of producer de-hedging and slightly higher mine production, largely offset by lower central bank sales.
Mine output in Q4 is provisionally estimated to have been broadly stable relative to year-earlier levels. The year-on-year decline was 3%. Output was constrained largely by sharp declines in South Africa and Australia. South Africa continued to feel the effects of accidents and power issues that plagued the industry throughout most of the year. Gold Fields’ Kloof mine encountered several closures during the year due to accidents and safety issues.
South Africa’s ongoing problems have seen it slip further down the global rankings — provisional 2008 estimates show that South Africa ranked third behind China and the US, having been at the top of the table in 2006 and second in 2007.
In Australia, the closure earlier this year of the Thunderbox and Mount Magnet mines continued to impact negatively on production levels. Furthermore, several new projects delivered disappointing results during 2008 and some small miners encountered financial problems due to operational difficulties and funding issues, including Monarch Gold Mining Company and View Resources. Both companies entered into voluntary administration during the year.
Offsetting the reduced mine supply in South Africa and Australia during the quarter were increases in production in Russia and Indonesia. Grasberg, Indonesia’s largest mine, benefited from mining in a higher ore grade section. The main contributors in

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Russia were the Olimpiada and Kupol mines. Olimpiada is owned by the country’s largest miner, Polyus Gold. The mine has started to experience the benefits of its expansion project, which transferred its key production to sulfide ores and substantially extended the life of the mine. Around the middle of last year, Kinross opened its Kupol mine in the far east of Russia.
De-hedging levels, which have had a dampening impact on total supply for some years, are continuing to reduce. De-hedging levels during Q4 totalled just 46 tonnes. The de-hedging process is now largely complete and the major miners appear to have almost no interest in undertaking new hedging.
Central bank activity was subdued during Q4. Net sales totalled 71 tonnes, up from a very low 42 tonnes in Q3, but down on 97 tonnes in Q4 2008. For the year as a whole, central bank sales totalled 279 tonnes, down a significant 42% on 485 tonnes in 2007. Of the selling that took place during the quarter, most was done by signatories to the Central Bank Gold Agreement (CBGA), including France and the Netherlands. The current agreement is now well into its final year and expires at the end of September. Outside the CBGA, the Philippine central bank bought a small quantity of gold.
Scrap supply, at 320 tonnes, was 52% above the 211 tonnes seen the previous quarter and 15% above Q4 2007 levels. The rise in scrap was largely a price response — the gold price reached record highs during the quarter in Euro terms, Rupee terms and New Turkish Lira terms. Turkey, in particular, contributed strongly to the rise in scrap levels, with the higher $US price of gold coinciding with a significant depreciation in the local currency and significant concerns about the local economy — gold has been sold, in difficult times, to raise much needed funds. In western markets, some distress selling was evident due to the harsh economic conditions. There has been a significant pick-up in advertising aimed at consumers in need of cash.
The outlook for supply generally remains subdued. Central bank sales are expected to stay at relatively low levels and mine production continues to face significant constraints, including lower grades and funding issues. These funding restrictions are also affecting the exploration sector, which will cap mine output for many years to come. Offsetting the constrained outlook for mine output is the fact that the process of de-hedging is coming to an end. More uncertain is the outlook for scrap, which is largely price dependent. Continued high levels of the gold price, given the current economic pressures that consumers are facing, could see scrap levels rise further.

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CONSUMER DEMAND1 TRENDS IN INDIVIDUAL COUNTRIES
Table 5: Consumer demand in selected countries: 2007 and 2008 (tonnes)

	2007			2008[1]			% ch 2008 vs 2007
		Net retail			Net retail			Net retail
	Jewellery	invest.	Total	Jewellery	invest.	Total	Jewellery	invest.	Total

India	551.7	217.5	769.2	469.7	190.5	660.2	-15	-12	-14
Greater China	331.1	34.0	365.1	353.5	78.6	432.1	7	131	18
China	302.2	25.6	327.8	326.7	68.9	395.6	8	169	21
Hong Kong	14.2	1.0	15.3	14.7	1.0	15.7	3	-2	3
Taiwan	14.7	7.4	22.1	12.1	8.7	20.8	-17	18	-6
Japan	30.6	-56.3	-25.7	28.2	-39.4	-11.2	-8	—	—
Indonesia	55.2	0.3	55.5	55.9	2.9	58.7	1	834	6
Vietnam	21.4	56.1	77.5	19.6	96.2	115.8	-8	71	49
Middle East	325.5	20.1	345.6	311.4	28.2	339.6	-4	40	-2
Saudi Arabia	117.9	9.0	126.9	108.9	13.5	122.4	-8	50	-4
Egypt	67.8	0.7	68.5	74.3	2.5	76.8	10	247	12
UAE	99.8	7.5	107.3	93.4	9.5	102.9	-6	27	-4
Other Gulf	40.0	2.9	42.9	34.8	2.6	37.5	-13	-9	-13
Turkey	188.1	61.1	249.3	153.2	57.1	210.3	-19	-7	-16
Russia[2]	85.7	—	85.7	96.1	—	96.1	12	—	12
USA	257.9	16.6	274.5	179.1	77.8	256.9	-31	370	-6
Italy[2]	59.1	—	59.1	50.8	—	50.8	-14	—	-14
UK2	50.1	—	50.1	36.2	—	36.2	-28	—	-28
Europe ex CIS[3]	—	9.6	9.6	—	173.8	173.8	—	1718	1718

Total Above	1956.3	359.1	2315.4	1753.6	665.6	2419.2	-10	85	4

Other	444.3	51.3	495.6	384.0	103.7	487.7	-14	102	-2

World Total	2400.6	410.3	2810.9	2137.5	769.3	2906.8	-11	87	3

Source: GFMS. 1. Provisional. 2. Jewellery only. 3. Net retail investment only.
India
Total tonnage off-take in India in Q4 2008 was up a strong 84% on year-earlier levels, led by a spectacular 107% rise in jewellery demand. However, as shown in the graph on the following page, this growth rate was strongly influenced by a very weak Q4 2007. Year-end totals were markedly different, with tonnage off-take down 14% on calendar 2007, although this still represented a rise of 13% in Rupee terms.
The opening months of 2008 witnessed a sharp drop-off in Indian consumer demand as the gold price soared above $US1000/oz. While heightened levels of gold price volatility continued to impact on demand in H2 2008, any negative effect was more than offset by the extreme global economic and financial conditions, which prompted heavy investment-related buying on dips in the gold price. The first buying surge occurred early in the third quarter as the gold price fell towards $US700/oz, with both jewellery and bar and coin demand benefiting. However, demand ebbed again later in that quarter as the gold price rose back towards $US900/oz.
Q4 was once again influenced by intra-quarter price volatility. October’s fall in the gold price from levels above $US900/oz (which coincided with a record high in Rupee terms of Rp43,373) to $US712/oz occurred during the Diwali festival, a key gold buying occasion in India. Consumers, who had been hoarding cash due to extreme financial conditions, took the opportunity to move back into gold, resulting in acute shortages of the metal. Inventory levels among both manufacturers and retailers contracted significantly, and manufacturers’ order books climbed. Some jewellers reported all-time highs in demand, particularly in the northern and western regions.
By November, gold price volatility had increased and the Rupee gold price resumed its climb, prompting local consumers once again to take a wait-and-see approach. Furthermore, buying by

1 Consumer demand is gold bought by individuals — i.e. as jewellery and net retail investment. Unless otherwise specified all data in this section refer to tonnage figures and growth rates are comparisons with the same period of the previous year.

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non-residents, who traditionally come home in December for their annual vacation, was negatively affected by the extreme uncertainty surrounding the financial sector and global economy.
As with the jewellery sector, the growth rate in net retail investment relative to Q4 2007 was very strong (47%). Similarly, the result was boosted by a weak Q4 2007, although this 2007 effect was not as significant. Conditions were opportune for the roll-out of gold coins into Indian post offices, a joint initiative between India Post and World Gold Council — 8,500 coins were sold in the first 15 days. The roll-out coincided with the ongoing festive season.
The outlook for Q1 2009 depends to some extent on the gold price. The rise to $US900/oz during January brought new record highs in Rupee terms. This had a significant negative effect on demand, and is also likely to trigger higher levels of scrap recycling. Furthermore, the current quarter has a fewer number of wedding days relative to Q1 2008. However, the combination of gold’s safe haven appeal and extreme uncertainty surrounding other asset classes should see consumers continue to take advantage of any dips in the price — the investment motive to buy gold in the region remains strong.
Greater China
Gold demand in greater China during Q4 was extremely resilient to the global turmoil. Total off-take in the region was up 21% on Q4 2007 levels, and up 18% year-on-year. The strength in both the quarterly and annual results was driven by mainland China, recording growth of just over 20% relative to both the December quarter 2007 and calendar 2007. In fact, China’s annual increase in total tonnage (68 tonnes) easily exceeded that of any other country — the next closest were Vietnam and Thailand, both with an increase of around 38 tonnes. In $US value terms, annual demand in mainland China was 51% above the levels of 2007.
Investment demand was the main contributor to the strong growth in total off-take, although jewellery demand showed considerable resilience to the worsening in economic conditions. However, there were considerable variations in spending and investment patterns within the three countries in that region.
Mainland China, as with most other parts of the world, has been affected by the global economic crisis. As at late December, the Shanghai composite index was down 70% from its peak in 2007, exports have started to decline, and housing activity has slowed significantly. Investors have been looking for alternative destinations to park their savings. Gold’s safe haven status was a significant drawing point — retail investment demand dominated the increase in total tonnage in the region. Rates of growth in excess of 150% were recorded in net retail investment for both Q4 2008 relative to Q4 2007 and calendar 2008 relative to calendar 2007. In local currency terms, the annual increase was more than 200%.
Chinese jewellery demand also captured some of the benefits of the investor flight to safety, rising 10% in tonnage terms relative to Q4 2007. The investor motive was evident in the strength of 24 carat sales, which contrasted to the decline in sales of 18 carat K-gold. Total gold off-take in 2008 was up 21% on 2007, and up a very strong 38% in local currency terms.
Taiwan also benefited from strong investor buying. Retail investment demand in Q4 was up 25% relative to year-earlier levels, and for the year as a whole, recorded a rise of 18%. The pull-back in the gold price below $US800/oz underpinned demand, although a flight to safety was the underlying motive. Investors are suffering from the poor performance of stock markets and mutual funds. In order to pick up some of the overflow from excess demand for gold passbook accounts, which reached record highs in Q4, the Bank of Taiwan developed a new product called a “gold savings plan”, also known as a “gold piggy bank”. This new product, aimed at retirees with bank term deposits, was launched on December 18th and has received strong initial levels of interest.
Softer jewellery demand partly offset the stronger investment demand, however. Tonnage jewellery demand in Q4 was up

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Table 6: Consumer demand trends in selected countries: Q4 2008 (tonnes)

		Q4 2007			Q4 2008[1]			% ch Q4 2008 vs Q4 2007
		Net retail			Net retail			Net retail
	Jewellery	invest.	Total	Jewellery	invest.	Total	Jewellery	invest.	Total

India	49.4	30.7	80.1	102.1	45.1	147.2	107	47	84
Greater China	83.8	9.2	93.0	92.0	20.7	112.7	10	124	21
China	77.3	7.0	84.3	85.1	18.0	103.1	10	157	22
Hong Kong	3.1	0.2	3.3	3.5	0.2	3.7	12	-9	11
Taiwan	3.4	2.0	5.4	3.5	2.5	6.0	2	25	11
Japan	7.6	-20.0	-12.4	6.5	20.0	26.5	-15	—	—
Indonesia	11.4	0.0	11.4	9.9	0.3	10.2	-13	—	-10
Vietnam	5.3	13.3	18.6	4.8	16.5	21.3	-10	24	14
Middle East	66.0	4.2	70.2	61.1	10.1	71.2	-7	139	1
Saudi Arabia	20.1	1.7	21.8	17.9	6.8	24.7	-11	300	13
Egypt	17.9	0.2	18.2	18.7	0.4	19.1	4	67	5
UAE	19.3	1.7	21.0	17.1	2.3	19.4	-11	38	-7
Other Gulf	8.6	0.6	9.3	7.4	0.7	8.1	-14	2	-13
Turkey	38.0	4.6	42.6	16.5	1.0	17.5	-57	-78	-59
Russia[2]	28.7		28.7	28.6	—	28.6	0	—	—
USA	100.6	7.3	107.9	65.5	34.8	100.3	-35	377	-7
Italy[2]	29.0		29.0	24.4	—	24.4	-16	—	-16
UK2	25.7	—	25.7	17.7	—	17.7	-31	—	-31
Europe ex CIS[3]		9.0	9.0	—	113.7	113.7	—	1170	1170

Total Above	445.3	58.3	503.6	429.1	262.1	691.2	-4	349	37

Other	125.0	3.1	128.0	109.8	42.1	151.9	-12	1297	19

World Total	570.3	61.4	631.6	538.9	304.2	843.1	-6	396	33

Source: GFMS. 1. Provisional. 2. Jewellery only. 3. Net retail investment only.
slightly compared to year-earlier levels, but calendar 2008 was down 17% on calendar 2007, although in $US terms, this still represented a rise of 4%. Economic conditions weighed on sentiment, and this was cushioned only partly by the fact that 2008 was a good year for weddings — both 2007 and 2009 are so-called “widow-years”.
Total tonnage for Q4 (jewellery and net retail investment combined) increased 11% on year-earlier levels, while the result for calendar 2008 represented a 6% decline. Wedding demand proved reasonably buoyant, helping offset lower jewellery spending in other areas.
Demand trends in Hong Kong contrasted somewhat to those in both Taiwan and mainland China, the most significant point of difference being the absence of a surge in retail investment demand. Q4 net retail investment demand was down 9% relative to Q4 2007 and for the year as a whole, edged down by 2%. In contrast, jewellery demand in Q4 was up a relatively healthy 12% in tonnage terms relative to Q4 2007, although the growth rate for the year as a whole was a more modest 3%. This is unusual because the global trends in Q4 leaned firmly towards stronger growth in investment demand than jewellery demand. While gold benefited from both the weakness in other investment vehicles and its appeal as a safe haven, the buying was relatively sporadic. Positive influences included spending by tourists from mainland China during National Day Golden Week and the peak wedding season.
The 2008 year saw the cross-listing of the SPDR Gold Shares Exchange Traded Fund on the Hong Kong Stock Exchange. The successful launch on July 31 saw 208,540 shares traded on the first day, and the average daily volume in Q4 2008 was 15,836 shares.
The worsening economic environment and uncertainty surrounding other assets should continue to override any concerns over the high gold price in Q1 2009 and underpin investment demand in the region. In mainland China, where the jewellery sector is dominated by 24 carat gold, an underlying investment motive is likely provide ongoing support for jewellery demand.

FEBRUARY 2009	13

Other East Asia
Total tonnage off-take in Japan was positive in Q4 for the first time in 3 years. The biggest contributor was net retail investment, which recorded a net inflow of 20.0 tonnes, a complete reversal on Q4 2007’s outflow of 20.0 tonnes. Total off-take remained negative for the year as a whole at -11.2 tonnes.
During Q4, the Yen broke through the key psychological level of 100 Yen to the dollar and fell to 90 Yen (the yen strengthened while the dollar weakened). The Yen has been the funding currency of the so-called Yen “carry trade” - investors had borrowed Yen, sold it outright and placed the proceeds in high-yielding currencies or the commodity sector. The unwinding of these carry trades by institutional investors, who have become more risk averse, triggered the heavy Yen buying that drove the local currency higher. Retail investors also reversed their US dollar long positions. This surge in the Yen hit the corporate profits of the Japanese leading companies such as SONY, Toyota and Canon which, in turn, drove down share prices. The weakness in the local stock market and reduced attractiveness of Yen carry trades heightened the attractiveness of gold, being an asset that has been resilient to the global turmoil as well as providing security for increasingly risk averse investors.
The rise in the Yen also resulted in a decline in the price of gold in local currency terms and Japanese investors, who tend to be keen bargain hunters, were eager to advantage of the opportunity.
Investors shunned complicated structured products and sought the simplicity of gold bars and coins. Demand for ETFs benefited from the decline in equity markets, with the SPDR Gold Shares product enjoying a steady increase in turnover since its June 30 launch. Even the futures merchants embarked upon heavy promotion of physical gold products as the TOCOM futures contracts, perceived to be risky, lost their attraction. Cost averaging, where investors drip feed fixed amounts on a regular basis, were promoted by financial advisors, and this was reflected in the amounts flowing into GAP accounts.
In the jewellery sector, demand was affected by the slowing local economy and weak consumer sentiment. Q4 Jewellery demand in tonnage terms declined 15% relative to year-earlier levels.
Total tonnage off-take in Vietnam in Q4 was up 14% on year-earlier levels. As was the case in many countries, jewellery demand weakened (down 10% in tonnage terms relative to Q4 2007), reflecting the negative effect of the depressed economic environment and the rising gold price. Investment demand in 2008, however, was almost double the levels of 2007 and up 24% on the levels of Q4 2007.
Gold imports into Vietnam soared in the first half of this year ahead of the suspension of official gold imports by the government in late June. This was done to stem a deterioration in the trade deficit. After a sharp slowdown in gold imports in Q3, a recovery occurred in Q4, with the fall in the gold price around late October being an important trigger. Gold bars continue to be “unofficially” imported from neighbouring countries, in particular Thailand. Gold imports in Thailand surged during the quarter and a large part of this is believed to have been destined for Vietnam. Gold is not just a key form of investment in Vietnam; it is also a form of currency (being commonly used for real estate transactions) and an alternative to a traditional bank account. High inflation and a falling currency means that locals have little confidence in the local currency (the Dong). Last year, the inflation rate reached highs not seen in a decade.
Total tonnage in Indonesia in Q4 was down 10% on the levels of Q4 2007, driven by weaker jewellery consumption, which declined 13%. Total tonnage during 2008 was up 6% on the levels of 2007.
The jewellery sector started the quarter on a positive note, but consumption levels slipped towards the end of November as the gold price rose back above $US800/oz. This weakness continued into December, with concerns surrounding the local and global economy also weighing on sentiment. Net retail investment, as in most other parts of the Asian region, recorded strong growth in Q4,

FEBRUARY 2009	14

although the absolute volumes were small and the figure was tempered by a wave of dishoarding towards the end of the quarter as consumers took profits.
Thailand is another country where investment demand soared, from a net outflow of 8.0 tonnes in Q4 2007 to a net inflow of 21.5 tonnes in Q4 2008. Similar to many other parts of the region, the turnaround was underpinned by safe haven buying.
Investment demand in Q1 2009 in the region is expected to remain underpinned by gold’s safe haven appeal. However, given the economic environment, jewellery demand is likely to struggle while the gold price remains above $US800/oz.
Middle East and Turkey
Middle East
Total gold demand in the Middle East in Q4 was up 1% on the levels of Q4 2007. Around 90% of total consumer off-take in the region is in the form of jewellery, and weakness in this sector (down 7%) largely offset extremely strong growth in net retail investment (139%). The surge in investment demand was reasonably widespread across the region — 300% relative to Q4 2007 in Saudi Arabia, 67% in Egypt, 38% in the UAE and 2% in the Other Gulf countries. In contrast, Saudi Arabia, the UAE and the Other Gulf countries each recorded declines in jewellery demand of just over 10% relative to year-earlier levels, although Egypt showed continued resilience (as it did the previous quarter) with a 4% rise.
During 2008 as whole, total off-take in the region was down a modest 2%. The resilience of Egypt, where demand rose 12%, largely offset weakness in the UAE (-4%), Saudi Arabia (-4%) and the Other Gulf countries (-13%). The annual figures reflected strong growth in investment demand everywhere except in the Other Gulf countries, but Egypt was the only country in the region to record positive growth in jewellery demand.
In the UAE, jewellery demand in Q4 was down 11% on the levels of a year earlier. Net retail investment was up 38%, equivalent to a rise of around 0.6 tonnes. Demand during October’s Diwali festival was particularly strong with the help of a lower, more stable gold price during that time. Notably, demand for gold coins also increased during the festival. The rise in off-take was sufficient to result in stock shortages, and low production-cost 22 carat gold jewellery such as bangles and chains absorbed the benefits of the excess demand. These shortages were also apparent during Dubai’s shopping festival, which started in mid-January. However, jewellery demand has struggled to sustain any surges in momentum. The significant slowing in the global economy has resulted in fewer tourists, which contribute strongly to Dubai’s jewellery trade.
Jewellery demand in Egypt over recent quarters has been noticeable for its stability and resilience. Q4 2008 was up 4% in tonnage terms on the levels of a year earlier; over the year as a whole the growth rate was 10%. As with India and other parts of the Middle East, Egypt has traditionally been a price sensitive market. The stability in jewellery demand over recent quarters is therefore somewhat unusual and appears to reflect the flow-on benefits of the surge in investor interest.
Weakness in the housing market and other investments, combined with a flight to safety, had a positive impact on demand for bars and coins in Egypt during the fourth quarter. Net retail investor demand was up 67% on year-earlier levels, with the growth rate for the 12 months to December an impressive 247%. However, the rise in tonnage terms was relatively modest — from 0.7 tonnes in 2007 to 2.5 tonnes in 2008.
Saudi Arabia was also notable for a surge in investor demand. The increase from just 1.7 tonnes in Q4 2007 to 6.8 tonnes in Q4 2008 represents a tripling in investment off-take. This

FEBRUARY 2009	15

strength has continued into the 1st quarter 2009. Although the tonnage increase relative to Q4 2007 may appear modest, it was nevertheless sufficient to more than offset an 11% reduction in jewellery demand. Total tonnage off-take in Saudi Arabia was up 13% on the levels of Q4 2007. The western region managed a flat performance with the Hajj pilgrimage season providing a cushion relative to the weakness that was evident in other parts of the country, particularly the eastern and central regions.
The outlook for 2009 remains mixed. Investment demand is likely to be underpinned by the extreme levels of uncertainty surrounding the global economy and other assets. However, jewellery demand is caught between the conflicting pressures of a slowing economy and the positive, flow-on effects of strong investment demand and a shortage of bars and coins. Being a price sensitive market, the recent rise in the gold price is likely to have a dampening effect, although dips in the price would likewise trigger some recovery, particularly given the current financial and economic environment.
Turkey
Turkey is a price sensitive market and, over recent months, demand has been negatively affected by the combination of gold price volatility, a sharp fall in the local currency and economic uncertainty. The global financial and economic crisis triggered concerns about the potential local implications and drove a depreciation in the New Turkish Lira of around 20% during the quarter. This pushed the gold price sharply higher in local currency terms. The high levels of the gold price, in turn, were a strong sell signal and triggered a sharp rise in gold scrap coming back to the market. Levels of scrap surpassed those seen in Q1 2008 to reach record highs. With the local share market having fallen significantly, gold was one of the few investment assets that could be sold at an attractive price to provide access to funds.
Total gold off-take in Q4 was down a significant 59% on the levels of a year earlier. For the 2008 year as a whole, off-take was 16% lower in tonnage terms but 6% higher in both $US terms and local currency terms. Jewellery demand rose 2% in local currency terms, while investment demand rose 17%.
Both jewellery and investment demand in Turkey suffered during Q4. The rate of decline relative to Q4 2007 in both sectors was the worst of any of the countries shown in Table 5, with jewellery demand down 57% and investment down 78%. While Q4 is a seasonal soft patch for tourism, jewellery sales to tourists were down more than usual, with the global economic situation affecting tourist numbers. Local spending was also very weak, largely due to the impact of the very high gold price in local currency terms — the combined result of the currency’s significant depreciation and a rise in the $US price of gold. The high gold price in local currency terms also impacted strongly on net retail investment, its abrupt decline contrasting significantly with a strongly rising trend in most other countries. Following on from a very buoyant Q3, investors reacted strongly to a sharply higher gold price in local currency terms and the increased economic uncertainty.
Q4 traditionally marks a seasonal soft patch for the Turkish gold market, but the most recent quarter was unusually weak, with imports largely drying up and scrap levels increasing markedly. Turkey is a price sensitive market and typically the return of stability in the gold price is sufficient to generate a positive demand response. However, given the downward pressure on the local currency combined with the extreme uncertainty surrounding the global economic environment, it is unclear whether a stabilizing in the $US gold price would be sufficient to trigger a recovery in Turkish gold demand.
USA
A further deterioration in economic conditions spelled mixed fortunes for gold demand in the US market as plunging jewellery consumption more than offset soaring investment demand. Total volume of gold off-take in 2008 fell by 6% year-on-year, although in value terms annual demand of $US7.2bn represented a rise of 17% over 2007.

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Although the average gold price for Q4 2008, at $US794.76/oz, was only marginally above the average for Q4 2007 ($US786.25/oz), domestic conditions have deteriorated to such an extent that consumers signally failed to respond. Rising unemployment, falling values of stock and property markets and plummeting consumer confidence produced a very weak quarter for jewellery demand. Q4 2008 jewellery demand was 35% below the year-earlier quarter, while the 2008 annual total represented a 31% decline year-on-year, and, at 179.1 tonnes, is the lowest figure on record. That 2008 was a very difficult year for gold jewellery demand has been reflected in figures cited by the Jewelers Board of Trade, who stated that in the first 11 months of 2008, 1069 jewellery-related businesses either ceased operations or were declared bankrupt.
Against this negative trade backdrop, however, gold has fortunately remained in the headlines of both consumer and financial media, which served to reinforce both the enduring intrinsic value of gold and its historic role as a store of value. The U.S. consumer recognizes the investment appeal of gold and this is evident in the very different picture of investment off-take. Both the Q4 and calendar 2008 comparisons of demand for gold bars and coins show a rise of around 370% on year-earlier levels. Fourth quarter demand of 34.8 tonnes resulted in an annual demand figure of 77.8 tonnes, the highest annual total since 1999 when investment demand was boosted by the threat of the so-called ‘millennium bug’. At a time of crisis in the global banking sector and falling values of stock markets and other investments, investors appear to want the certainty of owning gold.
Amid the continuing financial crisis and economic downturn, the outlook is for a continued divergence in the two elements of consumer demand for gold, with jewellery suffering as consumers reduce their spending and focus on essential needs, while investors continue to respond to the safe-haven motive for holding gold.
Europe
Jewellery demand in Europe continued to suffer as a result of the dismal economic and retail environment. With Q3 GDP growth now confirmed as negative in both the UK and Italy, conditions in the jewellery market deteriorated accordingly. The UK market again suffered the largest decline, with Q4 off-take falling 31% below year-earlier levels. Meanwhile, the 2008 annual total was 28% lower than calendar 2007. However, jewellery demand expressed in terms of local currency value was more or less flat relative to 2007 (-2%), despite a marked increase in the average Sterling price of gold in 2008. It is encouraging that UK consumers, although purchasing lower volumes, maintained steady spending levels on gold jewellery despite the harsh economic climate.
Italy’s market experienced a similarly difficult quarter, with demand sliding by around 15% from year-earlier levels for both the quarter and the calendar year. In local currency terms however, the value of gold jewellery demand was marginally higher, up 1% compared with 2007 at €968mn. Demand has been noticeably curtailed in the medium-high market segment, with jewellery items priced between €2000 and €3000 suffering a sharp drop-off. Furthermore, there is evidence of branded gold jewellery producers enforcing stricter conditions on retailers in an attempt to weather the downturn in the market. The prospect of an extended period of recession, coupled with relatively elevated gold prices, does not bode well for the market over the coming quarters, although forecasts of a sudden decline in inflation may mitigate this negative impact, as falling prices would ease the pressure on consumers’ disposable incomes.
Russia again proved to be relatively resilient during the fourth quarter, bucking the regional trend of declining jewellery demand. Demand was steady compared with Q4 2007, while the 2008 annual total was 12% higher year-on-year. In terms of $US value, this equates to a very strong 41% rise to $US2.7bn. The negative impact of changes in the import licensing regime which should result in higher value added tax on jewellery imports has, so far, not been as significant as initially expected. Imports are increasingly being channelled through unofficial routes, in particular through the Baltic countries and Turkey. The Russian economy is by no means exempt from the global downturn, and the fall in oil prices will inevitably have a dampening effect. Inflation has surged, and it seems that Russian consumers are at least partly driven by the investment motive for holding gold when making purchases of gold jewellery.
In a repeat of the third quarter, investment demand experienced a markedly different quarter from that of jewellery across Europe. Purchases of gold bars and coins rocketed, with several markets experiencing shortages as supply was insufficient to meet the surge in demand. Regional investment demand surged to 113.7 tonnes in the fourth quarter alone, resulting in record annual demand of 173.8 tonnes. Expressed in local currency terms, 2008 annual European retail investment demand was valued at €3.3bn compared with €0.16bn in 2007.
Following the reversal witnessed in the previous quarter, when French investors became net purchasers of gold for the first time in around 25 years, France once again recorded a positive level of investment off-take in the fourth quarter. Demand for retail gold investment products reached a fairly healthy 5.4 tonnes but, although net disinvestment was relatively low during the first half

FEBRUARY 2009	17

HISTORICAL DATA FOR IDENTIFIABLE GOLD DEMAND
Table 7: Historical data for identifiable gold demand1

	Tonnes					$bn
		Net Retail	ETFs &	Industrial &			Net Retail	ETFs &	Industrial &
	Jewellery	Invest.	Similar	Dental	Total	Jewellery	Invest.	Similar	Dental	Total

2000	3,204	166	—	451	3,821	28.75	1.48	—	4.05	34.28
2001	3,008	357	—	363	3,727	26.21	3.10	—	3.16	32.47
2002	2,660	340	3	358	3,361	26.48	3.38	0.03	3.56	33.45
2003	2,482	294	39	382	3,197	28.99	3.41	0.46	4.46	37.32
2004	2,614	347	133	414	3,507	34.53	4.46	1.83	5.44	46.26
2005	2,709	388	208	432	3,737	38.69	5.49	3.03	6.17	53.38
2006	2,285	405	260	459	3,409	44.51	7.88	4.94	8.93	66.26
2007	2,401	410	253	461	3,525	53.60	9.02	5.78	10.30	79.70
2008[2]	2,138	769	322	430	3,659	59.73	21.05	8.90	12.09	101.77

Q1’05	684	121	88	106	999	9.39	1.66	1.22	1.46	13.73
Q2’05	740	111	-2	111	960	10.17	1.52	-0.02	1.52	13.19
Q3’05	613	87	38	108	845	8.66	1.23	0.53	1.53	11.95
Q4’05	672	69	84	107	932	10.47	1.08	1.30	1.66	14.51

Q1’06	491	90	113	112	806	8.75	1.60	2.01	2.00	14.36
Q2’06	530	94	49	115	788	10.68	1.90	0.99	2.33	15.90
Q3’06	557	109	19	116	801	11.13	2.18	0.38	2.32	16.01
Q4’06	707	112	79	116	1,014	13.94	2.20	1.56	2.29	19.99

Q1’07	565	113	36	116	830	11.81	2.35	0.76	2.43	17.35
Q2’07	663	130	-3	118	908	14.21	2.77	-0.05	2.53	19.46
Q3’07	602	107	139	117	965	13.17	2.34	3.05	2.55	21.11
Q4’07	570	62	80	110	822	14.42	1.55	2.02	2.78	20.77

Q1’08	443	81	73	111	708	13.17	2.41	2.16	3.30	21.04
Q2’08	504	136	4	112	756	14.52	3.90	0.12	3.23	21.77
Q3’08	652	249	150	108	1,159	18.26	6.97	4.20	3.04	32.47
Q4’08[2]	539	304	95	99	1037	13.77	7.77	2.42	2.52	26.48

Source: Tonnage data are GFMS; Value data are WGC calculations based on GFMS data.

1.         See footnotes to Table 1 for definitions and notes. 2. Provisional of 2008, this was not quite sufficient to result in a positive annual total and investment for the year as a whole came in at -0.2 tonnes.
Investment demand in both Germany and Switzerland recorded rises of exceptional magnitude as investors responded to the decline in global economic fortunes by hoarding gold bars and coins at levels not previously recorded. For Q4 alone, demand reached 40.0 tonnes in Germany and 42.3 tonnes in Switzerland compared with year-earlier demand of 7.0 and 4.5 tonnes respectively. The economic woes affecting much of the globe, together with reduced confidence in the traditional banking system and the declining value of stock market investments have all served to emphasise the arguments for holding gold as an investment. While it seems unlikely that this level of momentum can be sustained for a prolonged period of time and we might expect investment demand to begin tailing off in 2009, this will depend on the global environment and developments in the gold price.

FEBRUARY 2009	18

FOCUS ON 2008: THE YEAR IN REVIEW
The 2008 year was one of extreme uncertainty. As the year progressed, a US recession became a reality, and during the second half of the year, many other parts of the world started to follow suit. The response from asset markets was severe. The oil price rose to highs of near $US150 per barrel but by year end, had plunged to four year lows of below $US40 per barrel. Equity markets around the world plunged, house prices fell and the prospect of negative equity was a real one for more than just a few homeowners. In the US and UK during the latter part of the year, lay-offs were being announced every week, often thousands at a time. However, as far as gold was concerned, the key event that comes to mind was the prospect of bank defaults. Although governments have gone to great lengths to reassure people that their life savings are secure, is a government guarantee really a guarantee? In fact, significantly increasing public debt levels have also led to increased sovereign risk.
The fall in the gold price from its March 2008 peak of $US1011/oz towards levels of around $US700/oz six months later was generally met with pessimism. Most analysts, at that stage, were forecasting a further decline. Slower global economic growth was widely expected to result in a significant contraction in both spending on gold jewellery and in industrial demand. Some of the more optimistic analysts (or pessimistic depending on one’s point of view) believed that gold’s safe haven status would provide increasing levels of support as global economic conditions deteriorated. In hindsight, the strength of the “fear factor” and the benefits for the gold price have caught most by surprise.
Several key characteristics of gold were highlighted during the year. First, there is a store of value motive that makes gold jewellery resilient to a slowdown in economic conditions and this is apparent from the 2008 data. While the hardest hit industrialised countries suffered a significant reduction in spending on jewellery during 2008, from a global perspective, the response was relatively modest. In Q4, demand in tonnage terms was down just 6% on year-earlier levels, and for the year as a whole, the decline was 11%. In $US value terms, this represented a rise of 11% — an encouraging result in the current adverse retail environment, where most other discretionary expenditure categories declined significantly. Gold jewellery, particularly high carat jewellery, is often viewed as a form of investment and has an intrinsic value that will not naturally depreciate over time due to wear and tear as with most other high end luxury consumer items.
The second characteristic of gold that came to the fore during 2008 is the diversity of the motives behind demand flows. It was widely believed that because the more fundamental sources of demand (jewellery and industrial demand) would suffer under the pressure of the global economic downturn, concerned investors would start to move away from gold, as happened with other commodities. In fact, an important balancing effect occurred between industrial and jewellery demand on the one hand and investment demand on the other.
In 2007, jewellery tonnage accounted for 68.1% of total identifiable demand, industrial and dental demand accounted for 13.1% and identifiable investment demand 18.8%. It seemed like an insurmountable task to expect investment demand to be sufficient to offset weaker demand in the other two areas. Yet it did — easily. Identifiable investment demand during 2008 was 434.1 tonnes higher than the levels of 2007 — up 66%. Investment demand’s share of the golden pie increased to 29.6% while jewellery’s share reduced to 58.1%. The increased flows into identifiable investment totalled a substantial $US15bn, with net retail investment (essentially net investment in bars and coins) accounting for $US12bn of this.
The other important role that gold played during 2008 was that of an asset of last resort. One of the key reasons that major central banks around the world own gold is to ensure access to emergency funds in times of crisis — gold is a form of insurance policy. There were leveraged institutions who owned gold during 2008, and when other

FEBRUARY 2009	19

assets plunged in value and investors started to bail, these institutions were able to sell their gold to raise much needed funds. This selling was placing downward pressure on the gold price, raising some questions within the media regarding gold’s role as a safe haven. In fact, what we saw during that time was evidence of these insurance policies at work. The gold price subsequently bounced as other investors caught onto this attractive aspect of gold.
The retail investor flows that were experienced during the second half of 2008 were a global phenomenon. Net retail investment increased from 16.6 tonnes in 2007 to 77.8 tonnes in 2008 in the US, from 25.6 tonnes to 68.9 tonnes in mainland China, from 4.7 tonnes to 46.7 tonnes in Thailand and from 56.1 tonnes to 96.2 tonnes in Vietnam. Each one of these stories is dramatic in its own right. However, they all pale in comparison to the story in Europe, where net retail demand surged from just 9.6 tonnes in 2007 to 173.8 in 2008. In Q4, net demand in Switzerland and Germany both exceeded that in the US.
Does the safe haven status that gold has been attributed with have real underpinnings or is it merely a perception? Firstly, gold has no default risk and no counterparty risk, which is clearly a major drawing point in a world where corporate default risk, banking default risk and sovereign default risk have all increased. Another key factor that sets gold apart from other assets, and in particular from other hard assets, including commodities, is its history as a means of exchange, as a currency and as the centre of the global monetary system. Although gold is still a commodity and an investment asset, its safe haven status means that it tends to move independently of other key asset classes and other commodities, most specifically during times of crisis. This makes gold an effective portfolio diversifier.
What happens when current extreme levels of uncertainty start to reduce and the global economy shows signs of a turnaround?
•	By all indications, such an improvement is still a long way off. Nevertheless, it will happen eventually and with it, one motivator for owning gold will reduce. At the same time, however, the outlook for jewellery demand will improve, providing the counter-balancing effect mentioned earlier.

•	It is very unlikely that the bars and coins that have been bought in the recent wave of buying will suddenly reverse direction, although the wave may lose momentum. Owners of bars and coins have traditionally been buy-and-hold investors, not speculators, reflecting the premium being paid and issues such as physical delivery and storage. Likewise, ETF holdings do not tend to be volatile due to the significant influence of retail rather than institutional investors. The more speculative side of the gold market is transacted through the futures, derivates and OTC markets, where risk appetites have noticeably reduced.

•	Global allocations to gold still constitute a tiny proportion of the total investment pool.
The years 2003-2007 were characterised by a benign global economic environment, easy and cheap access to funds and a significant appetite for risk. It would be naïve to expect investors to permanently shy away from risk; bubbles will always occur. However, at the margin, there are investors and institutions who are revisiting key issues such as portfolio diversification and tail-risk. An insurance policy is relevant at all times, not just during times of crisis. It would only take a small proportion of institutions to allocate a small part of their holdings to have a significant effect on demand for gold. The road for gold will not always be a smooth one, but it would not come as a surprise if investment demand, over time, accounts for a growing proportion of total demand for the yellow metal.

FEBRUARY 2009	20

Notes and definitions
All statistics (except where specified) are in weights of fine gold.

Tonne	=	1,000 kg or 32,151 troy oz of fine gold.
N/A	=	not available
------	=	not applicable
Mine production. Formal and informal output.
Net producer hedging. The change in the physical market impact of mining companies’ gold loans, forwards and options positions.
Official sector sales. Gross sales less gross purchases by central banks and other official institutions. Swaps and the effect of delta hedging are excluded.
Old gold scrap. Gold sourced from old fabricated products which has been recovered and refined back into bars.
Jewellery. All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. It excludes second-hand jewellery, other metals plated with gold, coins and bars used as jewellery and purchases funded by the trading in of existing jewellery.
Retail investment. For the three bar, coin and medallions categories this comprises individuals’ purchases of coins and bars defined according to the standard adopted by the European Union for investment gold. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second hand coins and is measured as net purchases.
“Other” retail investment refers to Western Europe and North America. It includes net investment in physical bullion as defined by the EU (other than new coins which are included in the two coin categories), individuals’ paper transactions with a direct physical counterpart plus Over The Counter activity and changes in metal account holdings where measurable and retail targeted.
Consumer demand. The sum of jewellery and retail investment purchases for a country — ie the amount of gold acquired directly by individuals.
Industrial demand. The first transformation of raw gold into intermediate or final products destined for industrial use such as gold potassium cyanide, gold bonding wire, sputtering targets. This includes gold destined for plating jewellery.

Dental. The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.
Tourist purchases and “luggage trade”. Purchases by foreign visitors which are normally for their own use or for gifts are included in demand in the country of purchase. Bulk purchases by foreign visitors (“luggage trade”) which appear to be intended for resale in the visitors’ country of origin or a third country are attributed to the country in which they are resold.
Revisions to data. All data may be subject to revision in the light of new information.
Historical data
Data covering a longer time period will be available on Bloomberg from February 18th; alternatively contact GFMS Ltd (+44 (0)20 7478 1777; gold@gfms.co.uk).
Sources, copyright and disclaimers
© 2009 World Gold Council and GFMS Ltd. All rights reserved. This document is World Gold Council (WGC) commentary and analysis based on gold supply and demand statistics compiled by GFMS Ltd for WGC along with some additional data. See individual tables for specific source information.
No organisation or individual is permitted to disseminate the statistics relating to gold supply and demand in this report without the written agreement of both copyright owners. However, the use of these statistics is permitted for review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of GFMS and, where appropriate, WGC, as their source. Brief extracts from the commentary and other WGC material are permitted provided WGC is cited as the source.
Whilst every effort has been made to ensure the accuracy of the information in this document, neither WGC nor GFMS Ltd can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The WGC and GFMS Ltd do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document.
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FEBRUARY 2009	21

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